Electrify Everything
Regulation Crowdfunding Form C
Offering Statement

Climate Impact Note

Target Offering Amount: $50,000

Maximum Offering Amount: $500,000

Interest Rate per Year: 10%

Maturity Date: 11/19/2029

Minimum Investment: $10

Incremental Amounts: $1

Table of Contents

Disclosures

- A crowdfunding investment involves risk, you should not invest any funds in this offering unless you can afford to lose your entire investment.

- In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

- The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

- These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

- This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements.

  These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or to changes in our expectations.

Updates

If applicable, any updates on the status of this Offering may be found on the Climatize App (https://apps.apple.com/us/app/climatize/id1625951422 and https://play.google.com/store/apps/details?id=com.climatize.earth&hl=en_US&gl=US).

About this Form C

The Offering is being made through Climatize Earth Securities LLC ("Climatize") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Climatize, which is located on the Climatize App (https://apps.apple.com/us/app/climatize/id1625951422 and https://play.google.com/store/apps/details?id=com.climatize.earth&hl=en_US&gl=US).

You should rely only on the information contained in this Form C when investing. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor before the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale in all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

Attestations

Requirements for Filing Form C

BlocPower Energy Services 3 LLC ("BPES3" or the "Company"), a Delaware limited liability company organized on 01/04/2021, with its principal place of business at 1623 Flatbush Ave, Box #222, Brooklyn, NY 11210, United States, its website address https://bpes3.blocpower.io/, has certified that all following statements are TRUE, in all material respects in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Representation Attestation

The content of Form C is based entirely upon BPES3's representations.

BPES3, hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

This attestation is made with the understanding that it may be relied upon by Climatize Earth Securities LLC for legal and official purposes.

BlocPower understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences. This

Agreement will be construed and interpreted in accordance with the laws of the State of California.

Date: Sep 27 2024

Hanan Levin

Hanan Levin
Manager
BlocPower Energy Services 3 LLC

Intentional misstatements or omissions of facts constitute
federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

BlocPower Energy Services 3 LLC ("BPES3" or the "Company"), a dedicated entity within the BlocPower family, is committed to deploying the funds from the forthcoming Electrify Everything offering to finance initiatives focused on energy efficiency and renewable energy predominantly in urban communities with low to moderate income levels across the United States.

A subsidiary of the Brooklyn-based energy technology innovator, BlocPower LLC, BPES3 leverages the parent company's robust experience in transforming American cities into greener environments. Notably, the commercial sector, primarily composed of smaller buildings, accounts for approximately 20-30% of the U.S. energy consumption. By transitioning these buildings from fossil fuels to electrified solutions, a substantial market opportunity arises, especially given the current landscape of increasing fossil fuel costs, market volatility, and supportive incentives from the Inflation Reduction Act.

Consider the City of Ithaca, NY, for instance, where electrifying the city—an area with around 30,000 residents—could necessitate hundreds of millions in investment. Extrapolating this to larger urban areas underscores the extensive financial commitment needed nationwide, possibly scaling to trillions of dollars, a crucial step towards reducing reliance on fossil fuels.

BlocPower has innovatively addressed these challenges by developing a comprehensive platform that spans software and program management, project installation and financing, and workforce training. With significant experience in sectors like small commercial, multi-tenant residential, and low and moderate-income markets, which traditionally face minimal competition, BlocPower is strategically positioned to effectively implement electrification projects.

In recent years, BlocPower has forged significant agreements with major cities and utilities, including notable partnerships in New York City, San Jose, Denver, and Cambridge, and with major entities like Commonwealth Edison in Chicago. These contracts have been bolstered by BlocPower's successful Series B fundraising efforts, which garnered approximately $27 million from prestigious investors like VoLo Earth, Microsoft's Climate Innovation Fund, and Credit Suisse.

Looking ahead, BlocPower plans to enhance its program delivery, expand its software solutions and financing services, and refine its operational scalability. The influx of capital from Series B will support further development in program operations, sales, marketing, product development, and corporate governance.

BlocPower's funding strategy has prominently featured crowdfunding, allowing the public to invest directly in its ventures. This approach is complemented by support from foundations and non-profits, with plans to continue this mixed funding model moving forward.

As a bankruptcy-remote, a wholly-owned subsidiary of BlocPower LLC, BPES3 holds and manages energy-related and real estate assets, issues short-term construction loans to related entities, and maintains robust project and financial management under a management agreement with BlocPower LLC. This structure ensures focused oversight of the resources and projects under its domain, facilitating precise and strategic project execution.

The Offering

Purpose of the Offering

The Company desires to provide the community an opportunity to invest in electrification projects via the Climatize platform.

Use of the Proceeds

The Company is seeking to raise $50,000 (Target Offering Amount) in this Offering up to $500,000 (Maximum Offering Amount). The Company plans to use the proceeds in the following manner:

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	$50,000	100%	$500,000	100%
Less: Climatize Success Fee	$2,500	5%	$25,000	5%
Less: Climatize Servicing Fee (1st year)	$250	0.5%	$2,500	0.5%
Total Use of Net Proceeds	$47,750	94.5%	$472,500	94.5%

Table 2. Use of Proceeds.

*The Climatize Servicing Fee is 0.5% per year for the length of the Term – only the 1st servicing fee has been included in the table above. Given the project has a 7-year term, consider the servicing fee will amount to 3.5%.

Use of Net Proceeds: Projects

The capital secured through this initiative is earmarked for investment in energy efficiency, renewable energy, and electric vehicle (EV) charging infrastructure projects. BPES3 may directly own and manage these projects, or it may channel funds from this offering into projects controlled by other BlocPower subsidiaries or provide loans for equity investments by BlocPower LLC in BlocPower Project Companies.

While the intention is to allocate the raised funds as outlined, BPES3 reserves the right to modify the use of proceeds to align with its strategic business objectives and liquidity needs.

Use of Net Proceeds: Legal & Accounting

Any legal, accounting, and insurance costs are covered by BlocPower LLC.

Financing

Climatize fees are five percent (5%) of the proceeds raised and provided to Climatize at the end of a successful raise. The issuer shall pay a servicing fee of zero-point five percent

(0.5%) of the amount raised in the Offering at the end of a successful raise and another servicing fee of zero-point five percent (0.5%) per year throughout the length of the term.

Directors, Officers, and Employees

Indicate all members of the board of directors, regardless of their equity interest or the size of the board.

Directors

Hanan Levin

Principal Occupation:

> Manager | BlocPower Energy Services 3 LLC
>
> Dates of Service: 23 November 2023 – Present

Other Positions:

> CEO | BlocPower LLC

Dates of Service: 23 September 2024 – Present

Other Positions:

> Director of Finance | BlocPower LLC
>
> Dates of Service: 13 November 2023 – 23 September 2024

Other Positions in the Past Three Tears:

> Co-Founder and CFO | Advanced Sustainable Technologies (A.S.T)
>
> Plasma waste management
>
> Dates of Service: March 2017 – Present

> Managing Director | PNC Capital Markets (FIG)
>
> Banking, Financial Services
>
> Dates of Service: April 2022 – November 2023

> Finance Advisor | Uncharted Uncharted
>
> IT Services and IT Consulting
>
> Dates of Service: January 2020 – November 2023

> Director Capital Markers – Fixed Income | Bank of the West / BNP Paribas Bank

Banking, Financial Services

Dates of Service: July 2012 - March 2022

Capital Structure and Ownership

Name of Holder	% of Voting Power Prior to Offering	% of Voting Power After Offering
BlocPower LLC	100%	100%

Table 3. Capital Structure and Ownership.

BlocPower LLC holds complete ownership of all voting securities of the company. Decisions regarding these securities are made by its Board of Managers. According to the Operating Agreement, the Board is made up of three or more members, ensuring that no single individual holds the power to control voting decisions for the securities owned by BlocPower LLC.

Donnel A. Baird exercises indirect control over BlocPower LLC and may also be considered a holder of more than 20 percent of the company's outstanding voting equity securities.

Indebtedness

The Company has the following outstanding debts:

Amount Outstanding	Interest Rate	Maturity Date	Offering
$872,224	5.50%	05/14/33	Climate Impact Notes - 1st Offer
$91,671	4.00%	12/31/31	Merck Family Foundation
$938,802	5.50%	03/23/34	Climate Impact Notes - 2nd Offer
$759,440	5.50%	04/30/34	Climate Impact Notes - 3rd Offer
$491,022	5.00%	01/31/38	East Bay Community Energy
$472,012	6.50%	03/02/35	Climate Impact Notes - 4th Offer
$376,650	7.25%	01/02/36	Climate Impact Notes - 5th Offer
$250,000	8.00%	10/14/31	Electrify America's Buildings

Table 4. Indebtedness as of the Effective Date.

From the table above, the following fall under exemption 4(a)(6), crowdfunded project finance:

- Climate Impact Notes - 1st Offer

- Climate Impact Notes - 2nd Offer

- Climate Impact Notes - 3rd Offer

- Climate Impact Notes - 4th Offer

- Climate Impact Notes - 5th Offer

- Electrify Everything

Additionally, under Exemption 4(a)(2):

- $163,137 investment amount via the Parent Company.

Related Party Transactions

On January 3rd, 2021, the Company leveraged a Securities Act 4(a)(2) exemption to allocate a total of 163,137 common shares in a private placement to its parent company, BlocPower LLC. This foundational investment in the subsidiary did not involve any public solicitation or advertising, reflecting the Company's strict compliance with Section 4(a)(2) of the Securities Act of 1933.

Additionally, the document notes that the Company occasionally provides loans within its corporate structure. Notable loans include $1,016,944 to BlocPower LLC, with $654,749 net of repayments, $63,032 to BlocPower ES1, and $129,406 to BlocPower ES2, as per the internal financial statements dated September 30, 2023. These loans constitute a significant part of the 'Other Current Assets' on the balance sheet, further detailed in the corporate structure diagram.

Moreover, the Company has extended a $290,000 loan to BlocPower Community Corp, a non-profit entity with overlapping management with BlocPower LLC. According to BlocPower LLC's accounting team, this loan is accruing interest at a rate of 7%.

Terms of the Offering

Summary

You are purchasing a Climate Impact Note to be repaid by BlocPower Energy Services 3 LLC. Set forth below is a summary of the terms pursuant to which BlocPower Energy Services 3 LLC intends to offer (the "Offering") Climate Impact Notes.

Security

-   The Minimum Investment is $10 with Incremental Principal Amounts of $1.

-   Target Offering Amount of $50,000.

-   Maximum Offering Amount $500,000.

-   The fixed interest rate of 10% per year paid semi-annually for the 5-year term of the Note.

-   Offering Period: 08/22/2024 to 11/20/2024 (90 days).

-   Term: Begins on the first day immediately following the Offering Period (the "Issuance Date") and ends the date that is 5 years from the Issuance Date (the "Maturity Date").

-   Notes are callable at any time with a 12% penalty paid to the investor if called.

-   For each of the 10 semi-annual payments, the investor's payment includes interest due plus repayment of a portion of their principal. All payments have the same flat payment, the first payment being 6 months from the Issuance Date.

Minimum Investment

The minimum investment for this Offering shall be $10 and additional amounts may be invested in increments of $1 thereafter.

Principal

The principal is the original amount of debt the investor purchases.

Interest Rate

Interest on the principal amount of this Note will start accruing from the date it is issued until the principal is fully paid, at a yearly rate of 10% per annum, calculated without compounding.

Both principal and interest are to be paid in lawful U.S. currency, in immediately available funds, either at the main office of the Holder or another location specified by the legal holder through written notice to the Company.

Interest will be calculated on a 365-day-year basis, accounting for the actual number of days elapsed. It is important to note that under this Note, the Holder does not wish to impose, nor does the Company need to pay any interest, fees, or other charges above the limit allowed by law. Any amount paid over this legal limit will either be refunded to the Company or applied towards reducing the principal of this Note.

Rank and Limitation on Liens

The Notes represent senior and unsecured debt obligations of the Company, meaning they rank equally with other such unsecured debt and there are no prior debts that would be settled before these Notes.

Being unsecured, should the Company face liquidation, Note holders would be positioned behind trade creditors and tax claims in terms of recovery.

While the Notes are in effect, the Company will not allow or establish any liens on its assets, with the exception of purchase-money liens on property acquired in the normal course of business or liens related to contractors' work on projects under construction.

Financial Covenants

The Company is committed to keeping a minimum reserve of six months' worth of debt service in cash or cash equivalents within its operating accounts at all times. Dividends will only be distributed to its parent company if the Company has this six-month debt service reserve and a debt service coverage ratio of at least 1.2. Furthermore, no more than 40% of the funds raised will be used for loans or equity investments in other BlocPower Project Companies.

Optional Prepayment

The Company reserves the right to prematurely pay off this Note, in full or in part, before its Maturity Date at its discretion (referred to as "Optional Prepayment"), without needing the Holder's approval or consent.

Additionally, upon a Change of Control, the Company is obligated to pay all remaining principal and accrued interest on the Notes ("Mandatory Redemption") by the specified Mandatory Redemption Payment Date.

The Company will endeavor to provide the Holder with at least fifteen (15) days' notice before any Optional Prepayment (referred to as "Optional Prepayment Date"). On each Optional Prepayment Date and the Mandatory Redemption Date, payments will include (i) the principal amount being prepaid; (ii) accrued interest on the principal being prepaid; and (iii) a prepayment penalty amounting to five percent (10%) of the principal being prepaid. All such prepayments will be distributed equally among all Notes, proportional to the total principal outstanding across all Notes.

Sale of the Company

"Change of Control" refers to any of the following events: (i) the transfer or sale of all or a significant part of the Company's assets or equity securities; (ii) a transfer of ownership where more than fifty percent (50%) of the Company's issued and outstanding voting securities change hands; or (iii) a merger or reorganization involving the Company, unless the merger results in the prior majority owners of the Company's voting securities retaining over fifty percent (50%) of the voting power in the new entity.

Should the Payment Date, the Maturity Date, any Optional Prepayment Date, or Mandatory Redemption Date occur on a non-business day, the payment will be processed on the next available business day. Additionally, no extra interest will accrue due to this delay in payment.

Events of Default

An "Event of Default" occurs under any of the following circumstances: (i) the Company fails to make payment on the principal or interest due for a period exceeding five (5) days; (ii) the Company violates any covenant in a materially significant way and does not remedy the breach within thirty (30) days; (iii) any substantial representation or warranty made by the Company is found to be materially incorrect at the time it was made; (iv) the Company is declared bankrupt or insolvent under federal bankruptcy laws or equivalent state laws; or (v) the Company initiates voluntary bankruptcy proceedings, seeks reorganization or an arrangement with creditors under federal bankruptcy laws, or equivalent state laws, or makes an assignment for the benefit of creditors. Should any of these events occur, any Holder can send written notice to the Company demanding that the unpaid principal and any accrued interest be immediately due and payable.

In the event of an Event of Default, and as long as it continues, Holders of the Notes may demand that their Notes become immediately due and payable. Should Holders representing more than 30% of the outstanding principal of the Notes make such a demand, the Company is obligated to settle all outstanding principal and interest on the Notes forthwith. Furthermore, during an Event of Default, interest will accumulate at an increased rate of 12%.

Miscellaneous.

This Note is binding upon and benefits both the parties involved as well as their successors and assigns. It is established under and shall be governed by the laws of the State of Delaware. Amendments, substitutions, alterations, waivers, modifications, or extensions of this Note, as well as substitutions, extensions, conversions, or exchanges of the Note itself, can only occur with the written agreement of both the Company and the Holder.

Description of Securities

The securities evidence a fixed-debt obligation, as opposed to an equity interest, and therefore the Holders only receive the regularly scheduled principal and interest payments and do not receive any other payments as a result of the Company's growth or income.

However, in the event of a bankruptcy or liquidation of the Company, debt is paid before equity, and therefore the securities would get paid prior to any payments related to an equity interest, but the holders may not be repaid in full depending on how much cash the Company and the Parent Company have. All of the Company's equity interests are owned by the Parent Company and are not part of this Offering. If the Company were to issue additional equity interest, it would not affect the right of payment to the security holders in the liquidation of bankruptcy.

Limitations on Voting Rights

The holders are not entitled to vote on any matters of the Company.

Modification and Termination

The terms of the security cannot be modified solely by the Company once the securities are issued to investors. Per Regulation CF, the terms of the security could be modified by the

Issuer during the raising process, but that would be considered a material change and require investor reconfirmation. Once the Offering has Closed (Close Date), the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer of Securities being Offered: Pursuant to Regulation CF

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are issued to:

- The issuer
- An accredited investor[1]
- As part of an offering registered with the U.S Securities and Exchange Commission
- To a member of the family of the purchaser or the equivalent[2], to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

After the one-year period, any transfer or sale of the securities must receive prior written consent from the issuer to ensure accurate records of ownership among other material items.

Valuation Methodology

The Notes represent a debt obligation and are valued based on the interest rate. The Company has determined that the annual interest rate for the Notes aligns with market conditions for comparable financial instruments. In making this assessment, the Company considered various fixed income benchmarks, including the US Treasury bond closest in maturity to this Offering, as well as 15 and 30-year mortgage rates.

Additionally, comparisons were made with anecdotal data on bank loans for solar projects. Although these comparisons do not share identical risk profiles, they provide useful benchmarks for market conditions.

The valuation of the promissory notes will be conducted by the Company's senior management following U.S. generally accepted accounting principles (GAAP). Typically, this valuation might include the sum of the principal and expected interest payments throughout the term of the note.

---

[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

[2] The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. BLOCPOWER ENERGY SERVICES 3 LLC UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Condition of the Issuer and Financial Statements

Financial statements provided in Appendix 3 are prepared by U.S. generally accepted accounting principles. The Financial Statements have been audited by a public auditor that is independent of the Company.

BlocPower Energy Services 3 LLC, incorporated in Delaware in January 2021, has quickly risen as a key player in the trillion-dollar market focused on decarbonizing U.S. buildings. With notable collaborations in cities like Ithaca, Denver, and San Jose, and significant financial backing exceeding $100 million from high-profile investors such as VoLo Earth and Microsoft, the Parent company has set a strong foundation.

The Company itself has demonstrated substantial growth, with a nearly 40-fold increase in revenue from 2020 to 2023. As of September 30, 2023, the Company managed assets totaling $4,269,330, with current liabilities and other financial obligations closely managed to maintain strategic growth and operational viability.

Financial Milestones & Anticipated Revenues

For the upcoming periods, BlocPower Energy Services 3 LLC anticipates significant revenue increases, driven by the completion of current projects and the initiation of new contracts. The company aims to enhance project profitability and maximize incentive revenues under the Inflation Reduction Act, which will solidify its role as a leader in sustainable energy initiatives. Key financial targets include achieving a 1.2x debt service coverage ratio and expanding its project portfolio to further boost revenue streams.

Anticipated Annual Expenses

The company projects that annual expenses will continue to align with the expansion of operations and the deployment of capital into new projects. Management is focused on optimizing operational efficiency to ensure that expenses, including project development and administrative costs, support sustainable growth without compromising financial health.

Liquidity and Capital Resources

As of the last reporting period, BlocPower Energy Services 3 LLC had a solid liquidity position, with sufficient cash on hand to cover short-term operational needs and debt service requirements. The company plans to further enhance its liquidity through upcoming capital raises and continued financial support from its parent company, BlocPower LLC. This will enable the company to not only meet its current financial obligations but also invest in new projects that are expected to generate higher returns. The strategic management of capital resources and the ability to attract additional financing will be crucial in supporting the company's ambitious growth plans.

This comprehensive financial overview underscores BlocPower Energy Services 3 LLC's strong market position, strategic initiative execution, and forward-looking financial management strategy aimed at capitalizing on significant opportunities within the green energy sector.

Regulatory Information

Tax

Investors will be provided with tax information on an annual basis related to their investments. Investors must keep their information up to date with the Company during the life of the investment to receive this information on a timely basis.

Disqualification

No Disqualifying event has been recorded concerning the company or its officers or directors.

Annual Reports

The issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://www.bpews3.blocpower.io/.

The issuer must continue to comply with the ongoing reporting requirements until:

1. The issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The issuer has failed, since its most recent sale of securities under this part, at least one annual report under this section and has fewer than 300 holders of record;
3. The issuer has failed, since its most recent sale of securities under this part, the annual reports required under this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidated or dissolved its business by state law.

Compliance Failures

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Securities Risk

Payment Risk from Customers

There is a notable risk associated with customers defaulting on lease payments. While the company reserves the right to retrieve installed equipment upon default, some equipment is difficult to remove and may not retain its value, complicating cash recovery efforts to compensate investors. Furthermore, the essential nature of heat pumps for heating may discourage their removal, potentially impacting the cash flow needed for investor repayments.

Limited Diversification

Initially, the company's asset size and project volume are small, presenting a diversification risk. Challenges in obtaining customer payments may lead to legal actions, distracting from core operations and incurring additional costs. Significant customer defaults could strain available cash, potentially necessitating financial interventions such as asset liquidations or equity sales, which the parent company is not obligated to perform.

Delay Risks in Projects

Unexpected delays in project completion due to contractor or supplier issues, like resource shortages or supply chain disruptions exacerbated by events like the COVID-19 pandemic, could delay project completion. This may affect the timing of lease payments and overall cash flow.

Limited Operating Track Record

As a recently formed entity (since January 2021) with limited operational history, the likelihood of success should be evaluated in light of typical challenges faced by early-stage companies, such as unexpected expenses and operational hurdles. The company's ability to expand and implement new business lines involves significant risks, especially in undeveloped markets.

Multi-level Organizational Complexity

The company's structure includes several special purpose vehicles (SPVs) and project entities, enhancing operational complexity and interdependence, which could amplify financial instability across the organization in case of isolated failures.

Natural Disaster and Equipment Risk

Regional concentration in areas like New York increases vulnerability to natural disasters, which could damage equipment and alter financial returns. While insured, there's no guarantee that all damages will be fully covered.

Regulatory Changes

The company operates under complex regulatory environments that could change, impacting obligations and operational costs. Reliance on government incentives for cost reduction introduces uncertainty about long-term financial stability due to potential policy changes.

Technological Risks

Potential software or hardware failures could disrupt operations, necessitating costly repairs or replacements not covered by warranties, and impacting profitability.

Contractor Dependence

The company's reliance on third-party contractors for installation and maintenance of energy solutions could affect operational compliance and cost efficiency, possibly necessitating additional expenditures for correcting contractor failures.

Project Investment Risks

Investments in specific projects carry inherent risks, including potential delays in development or failure to meet financial underwriting criteria, which could impact expected revenues and financial stability.

Financial and Cybersecurity Risks

Fluctuations in interest rates or cybersecurity breaches could significantly affect operations and financial conditions. Additionally, changes in market conditions or internal business challenges may necessitate further fundraising efforts, which are not guaranteed to succeed.

Investment Specifics

It should be noted that the promissory notes offer no equity or control in the company, limiting investors' influence over business operations and financial decisions. The investment is speculative, focusing heavily on the management's ability to execute the business plan, and should be approached with the understanding that there could be a total loss of investment.

Crowdfunding Risks

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they will not lose their entire investment. As a result, each prospective investor should carefully read this Form C. Each prospective investor should consult with their attorneys, accountants, and business advisors before investing.

Illiquidity

Under state and federal Securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade Securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation Restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to making that investment (unless you cancel your commitment within a specified period).

Limited Disclosure

The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events, continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment in Personnel

An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

No Tax Advice

No assurance or warranty of any kind is made concerning any tax consequences relating to an investment. Each prospective investor should consult with and rely solely upon the advice of their tax advisers.

Raising Additional Capital

The Offering may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company.

If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities.

Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition and as such on its ability to make payments on the Securities.

Appendix 1. Important Information About The Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Climatize Earth Securities LLC, a FINRA-compliant regulated Funding Portal, to conduct the Regulation Crowdfunding offering of securities. Securities will be delivered through electronic transmission.

Remuneration for Climatize

Remuneration for Climatize is only paid if this raise is successful in meeting its Target Amount. Climatize will be paid a flat 5% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Climatize will also be paid an annual 0.5%-year servicing fee on the amount raised.

Investing Process

To invest in an offering, Investors must have an Account with Climatize. Climatize collects To invest in an offering, Investors must have an Account with Climatize. Climatize collects certain personal information to run a Know-Your-Customer (KYC) and Anti-Money Laundering (AML) check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors who are non-US residents may not be able to participate in the Offering due to local Securities laws. Please see more information available in the Climatize Educational Materials (https://www.climatize.earth/educational-materials/).

After you select to invest in the Climatize App, if you do not already have an Account set up, you will be asked to provide certain information to enable Climatize to set up your Account. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the raise.

Progress during an Offering

Climatize will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Climatize. Investors can ask questions to the issuer during the offering period on the "Discussion" Channel tab on the Issuer's Offering Page. You must be signed in to your Climatize Account to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment until 48 hours before the deadline identified in these offering materials. The intermediary will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount before the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days before such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48 hours before the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive Securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

You cancel your investment commitment directly on the Climatize App.

1. Go to the Home Page on the Climatize App
2. Find the project in the "My Projects" list. Tap it
3. You will now see the issuer's Offering Page, your total investment in the project, and an option to cancel your investment in the project
4. After canceling your investment Climatize will trigger a refund of your money to your funding account (visible under your Profile Settings)

If you need any assistance at any point, please reach out to the Climatize team at support@climatize.earth.

Early Close

Climatize, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds before the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "Early Close". Climatize will provide notice to all potential investors of the Early Close date via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48-hour period.

Material Changes

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment to the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the investor. Climatize will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should consider this when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities being offered generally may not be resold by any purchaser of such Securities for a period of one year beginning when the Securities were issued unless such Securities are transferred: (1) to the issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the Securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one-year period, any agreement to transfer or sell the Securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Security, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to affect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel of the Company to the effect that the proposed sale, pledge, or transfer of the Security may be effected without registration under the Securities Act, whereupon the holder shall be entitled to sell, pledge, or transfer such Security in accordance with the terms of the notice given by the holder to the Company.

Appendix 2 – Loan Amortization

The below is provided for illustration only.

- Assumes a $500,000 initial raise
- Assumes the first payment period covers a 6-month period from the Issuance Date
- Flat annual payment the Company must payout
- Each payment consists of a portion of interest and principal being returned
- Investors that purchase the Note experience their proportional amount of payments

Period	Total payment	Principal	Interest	Beginning Balance	Ending Balance
1	$64,378.26	$39,973.83	$24,404.42	$ 500,000.00	$ 460,026.17
2	$64,378.26	$41,924.91	$22,453.35	$ 460,026.17	$ 418,101.26
3	$64,378.26	$43,971.22	$20,407.04	$ 418,101.26	$ 374,130.04
4	$64,378.26	$46,117.40	$18,260.86	$ 374,130.04	$ 328,012.65
5	$64,378.26	$48,368.34	$16,009.92	$ 328,012.65	$ 279,644.31
6	$64,378.26	$50,729.14	$13,649.12	$ 279,644.31	$ 228,915.17
7	$64,378.26	$53,205.17	$11,173.09	$ 228,915.17	$ 175,710.00
8	$64,378.26	$55,802.05	$8,576.20	$ 175,710.00	$ 119,907.95
9	$64,378.26	$58,525.69	$5,852.57	$ 119,907.95	$ 61,382.26
10	$64,378.26	$61,382.26	$2,996.00	$ 61,382.26	$ (0.00)

Table 5. Loan Amortization.

Appendix 3 – Financial Statements

BLOCPOWER PUBLIC BENEFIT CORPORATION
AND SUBSIDIARIES

BROOKLYN, NEW YORK

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

OTHER CONSOLIDATING FINANCIAL INFORMATION

AND

INDEPENDENT AUDITOR'S REPORTS

DECEMBER 31, 2023 AND 2022



<h1 style="text-align: center;">CONTENTS</h1>

INDEPENDENT AUDITOR'S REPORT

Shareholders
BlocPower Public Benefit Corporation and Subsidiaries

Opinion

We have audited the accompanying consolidated financial statements of BlocPower Public Benefit Corporation and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of BlocPower Public Benefit Corporation and its subsidiaries as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of BlocPower Public Benefit Corporation and Subsidiaries, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Change in Accounting Principle

As discussed in Note A to the consolidated financial statements, in 2023, the Company adopted new accounting guidance related to accounting for credit losses. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

- 3 -

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about BlocPower Public Benefit Corporation and Subsidiaries' ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of BlocPower Public Benefit Corporation and Subsidiaries' internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about BlocPower Public Benefit Corporation and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
April 30, 2024

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BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
ASSETS	2023	2022
CURRENT ASSETS		
Cash and cash equivalents	$ 22,717,450	$ 21,876,548
Accounts receivable, net of allowance for credit losses of $1,500,612		
and $1,034,969 at December 31, 2023 and 2022, respectively	53,291,942	17,723,249
Net investment in sales-type leases	542,773	194,918
Prepaid expenses	1,602,819	402,475
TOTAL CURRENT ASSETS	78,154,984	40,197,190
PROPERTY AND EQUIPMENT		
Computer equipment	47,299	31,791
	47,299	31,791
Less accumulated depreciation	(9,698)	(1,045)
	37,601	30,746
OTHER ASSETS		
Construction in progress - sale-type leases	3,131,103	2,802,443
Net investment in sales-type leases, net of allowance for credit losses of		
$369,765 and $25,288 at December 31, 2023 and 2022, respectively	3,672,937	2,619,628
Other assets	14,047	43,500
	6,818,087	5,465,571
	$ 85,010,672	$ 45,693,507

The accompanying notes are an integral part of the financial statements.

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
LIABILITIES AND SHAREHOLDERS' EQUITY	2023	2022
CURRENT LIABILITIES		
Current portion of long-term debt	1,103,814	269,490
Accounts payable	5,674,581	6,386,538
Accrued expenses	25,243,840	11,135,692
Deferred revenue	42,683,202	10,376,785
TOTAL CURRENT LIABILITIES	74,705,437	28,168,505
OTHER LIABILITIES		
Long-term debt, net of unamortized debt issuance costs of $422,312 and $442,857 at December 31, 2023 and 2022, respectively	5,403,381	7,770,468
Due to shareholder	35,018	735,106
	5,438,399	8,505,574
SHAREHOLDERS' EQUITY		
Class A common stock, $.00001 par value; authorized, 10,603,490 shares at December 31, 2023 and 2022; issued 2,666,667 at December 31, 2023 and 2022 (of which 333,334 shares are held in treasury at December 31, 2023 and 2022)	27	27
Series A-1 preferred stock, $.00001 par value; authorized, 2,234,687 shares at December 31, 2023 and 2022; issued and outstanding, 1,881,648 shares at December 31, 2023 and 2022	19	19
Series A-2 preferred stock, $.00001 par value; authorized, issued and outstanding, 256,322 shares at December 31, 2023 and 2022	3	3
Series A-3 preferred stock, $.00001 par value; authorized, issued and outstanding, 1,451,198 shares at December 31, 2023 and 2022	15	15
Series B-1 preferred stock, $.00001 par value; authorized, 1,511,220 shares at December 31, 2023 and 2022; issued and outstanding, 677,943 shares at December 31, 2023 and 520,532 shares at December 31, 2022	7	5
Series B-2 preferred stock, $.00001 par value; authorized, 788,631 shares at December 31, 2023 and 2022; issued and outstanding, 788,625 shares at December 31, 2023 and 2022	8	8
Series B-3 preferred stock, $.00001 par value; authorized, 953,949 shares at December 31, 2023 and 2022; issued and outstanding, 953,140 shares at December 31, 2023 and 2022 (with a liquidation preference for all preferred stock of $39,943,000 and $37,221,000 at December 31, 2023 and 2022, respectively)	10	10
Additional paid-in capital	39,299,631	36,780,045
SAFE notes convertible	500,000	-
Accumulated deficit	(33,932,884)	(26,760,704)
	5,866,836	10,019,428
Treasury stock, at cost	(1,000,000)	(1,000,000)
	4,866,836	9,019,428
	$85,010,672	$45,693,507

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BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,	
		2023	2022
Revenues:			
Contract and equipment revenues		$ 90,028,657	$ 41,340,499
Sales-type lease revenues		1,814,111	1,937,552
Interest revenue - sales-type leases		130,611	60,198
	GROSS REVENUE	91,973,379	43,338,249
Cost of revenues:			
Contracts		81,970,389	40,819,592
Sales-type leases		2,173,359	2,137,524
		84,143,748	42,957,116
	GROSS PROFIT	7,829,631	381,133
General and administrative expenses		16,825,611	14,214,593
	LOSS FROM OPERATIONS	(8,995,980)	(13,833,460)
Other income (expense):			
Other income		2,035,617	359,938
Interest income		571,670	9,807
Interest expense		(725,570)	(580,500)
		1,881,717	(210,755)
	LOSS BEFORE TAXES	(7,114,263)	(14,044,215)
Income and franchise tax expense		57,917	37,207
	NET LOSS	$ (7,172,180)	$ (14,081,422)

The accompanying notes are an integral part of the financial statements.

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2023 AND 2022

| | Class A Common Stock | | Series A-1 Preferred Stock | |
	Shares	Amount	Shares	Amount
BALANCE AT JANUARY 1, 2022	2,666,667	$ 27	1,881,648	$ 19
Common Stock repurchased	-	-	-	-
SAFE Notes convertible issued	-	-	-	-
Issuance of Preferred Stock Series B-1	-	-	-	-
Fees paid for offering costs	-	-	-	-
Net loss	-	-	-	-
BALANCE AT DECEMBER 31, 2022	2,666,667	27	1,881,648	19
SAFE Notes convertible issued	-	-	-	-
Issuance of Preferred Stock Series B-1	-	-	-	-
Fees paid for offering costs	-	-	-	-
Net loss	-	-	-	-
BALANCE AT DECEMBER 31, 2023	2,666,667	$ 27	1,881,648	$ 19

The accompanying notes are an integral part of the financial statements.

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2023 AND 2022

Series A-2 Preferred Stock		Series A-3 Preferred Stock		Series B-1 Preferred Stock		Series B-2 Preferred Stock		Series B-3 Preferred Stock		Additional paid-in capital	Accumulated deficit	SAFE Notes Convertible	Treasury Stock	Total
Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
256,322	$ 3	1,451,198	$ 15	-	$ -	-	$ -	-	$ -	$12,769,323	$ (12,679,282)	$ 5,286,469	$ -	$ 5,376,574
-	-	-	-	-	-	-	-	-	-	-	-	-	(1,000,000)	(1,000,000)
-	-	-	-	-	-	788,625	8	953,140	10	15,395,951	-	(5,286,469)	-	10,109,500
-	-	-	-	520,532	5	-	-	-	-	8,999,995	-	-	-	9,000,000
-	-	-	-	-	-	-	-	-	-	(385,224)	-	-	-	(385,224)
-	-	-	-	-	-	-	-	-	-	-	(14,081,422)	-	-	(14,081,422)
256,322	3	1,451,198	15	520,532	5	788,625	8	953,140	10	36,780,045	(26,760,704)	-	(1,000,000)	9,019,428
-	-	-	-	-	-	-	-	-	-	-	-	500,000	-	500,000
-	-	-	-	157,411	2	-	-	-	-	2,721,635	-	-	-	2,721,637
-	-	-	-	-	-	-	-	-	-	(202,049)	-	-	-	(202,049)
-	-	-	-	-	-	-	-	-	-	-	(7,172,180)	-	-	(7,172,180)
256,322	$ 3	1,451,198	$ 15	677,943	$ 7	788,625	$ 8	953,140	$ 10	$39,299,631	$ (33,932,884)	$ 500,000	$ (1,000,000)	$ 4,866,836

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year ended December 31, | |
	2023	2022
CASH FLOWS - OPERATING ACTIVITIES		
Net loss for the year	$ (7,172,180)	$ (14,081,422)
Adjustments to reconcile net loss to net cash provided from (used for) operating activities:		
Depreciation and amortization	8,653	1,045
Amortization of debt issuance costs included in interest expense	44,146	84,050
Credit loss provision - accounts receivable	815,676	1,075,777
Credit loss provision - net investment in sales-type leases	704,509	25,288
Changes in certain assets and liabilities affecting operations:		
Accounts receivable	(36,384,369)	(18,500,573)
Construction in progress - sales-type leases	(328,660)	(1,066,468)
Prepaid expenses	(1,200,344)	(309,660)
Other assets	29,453	(43,500)
Net investment in sales-type leases	(2,105,673)	(1,731,440)
Accounts payable and accrued expenses	13,396,191	14,024,755
Deferred revenue	32,306,417	8,498,107
NET CASH PROVIDED FROM (USED FOR) OPERATING ACTIVITIES	113,819	(12,024,041)
CASH FLOWS - INVESTING ACTIVITIES		
Purchase of property and equipment	(15,508)	(31,791)
NET CASH USED FOR INVESTING ACTIVITIES	(15,508)	(31,791)
CASH FLOWS - FINANCING ACTIVITIES		
Repayments on due to shareholder	(700,088)	-
Borrowings of long term debt	6,150,050	7,499,149
Net repayments on line of credit	-	(341,669)
Debt issuance costs incurred in connection with long term debt	(23,601)	(91,431)
Payments on long-term debt	(7,703,358)	(2,527,023)
Proceeds from borrowings on convertible SAFE notes	500,000	-
Proceeds from capital contributions, net	2,519,588	18,724,276
Purchases of treasury stock	-	(300,000)
NET CASH PROVIDED FROM FINANCING ACTIVITIES	742,591	22,963,302
NET INCREASE IN CASH AND CASH EQUIVALENTS	840,902	10,907,470
Cash and cash equivalents at beginning of year	21,876,548	10,969,078
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 22,717,450	$ 21,876,548

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, Cont'd

	Year ended December 31,	
	2023	2022
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income and franchise taxes	$ 57,917	$ 37,207
Interest	$ 670,539	$ 506,227
NON-CASH INVESTING AND FINANCING ACTIVITIES		
SAFE Notes converted to Series B-2 and Series B-3 preferred shares	$ -	$ 5,286,469
Purchase of treasury stock through issuance of due to shareholder payable	$ -	$ 700,000

The accompanying notes are an integral part of the financial statements.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

BlocPower Public Benefit Corporation and Subsidiaries (the "Company") was established in the state of Delaware on December 12, 2013 for the purpose of attracting investments and operating as a holding company.

BlocPower LLC ("BlocPower"), a wholly-owned subsidiary of the Company, is a Brooklyn-based climate/energy technology startup that assists customers to find innovative energy solutions to improve building energy costs and consumption as well as utilizing proprietary software for analysis, leasing, project management, and monitoring of urban clean energy projects. In 2021, BlocPower also contracted with the City of New York to develop and manage a precision training and hiring initiative. BlocPower is wholly-owned by the Company. At the parent level, the Company maintains the investment in BlocPower, which is eliminated in consolidation. BlocPower has multiple wholly-owned subsidiaries (single member LLCs) that are set up to function as special purpose entities which acquire, hold, and lease or sell clean energy efficient heating and air conditioning equipment: BlocPower Energy Services 1 LLC ("ES1"), BlocPower Energy Services 1A LLC ("ES1A"), BlocPower Energy Services 2 LLC ("ES2"), and BlocPower Energy Services 3 LLC ("ES3"). ES1A has not had any activity as of December 31, 2023. In September 2021, BuildingBloc LLC ("BuildingBloc), a single member LLC, was formed and is wholly-owned by BlocPower. BuildingBloc had minimal activity during the years ended December 31, 2023 and 2022. BlocPower maintains investments in the above-cited single member LLCs, which are eliminated in consolidation.

Principles of consolidation

The financial statements present the consolidated balance sheets, statements of operations, shareholders' equity, and cash flows of BlocPower Public Benefit Corporation and Subsidiaries. Substantially all intercompany balances and transactions have been eliminated.

Revenue recognition

The Company recognizes revenues from professional and managed services provided. The Company recognizes revenues under the guidance in Accounting Standards Codification Topic 606, Revenues from Contracts with Customers ("ASC 606").

The core principle of ASC 606 is that an entity should recognize revenues for the services equal to an amount it expects to be entitled to receive for those services. The Company accounts for a contract under ASC 606 when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are established, the contract has commercial substance, and collectability of consideration is probable.

The Company enters into contracts with customers for the utilization of its proprietary software for analysis, to manage projects, and monitoring of projects. Revenues for these contracts are recognized over time. When contracts with customers contain multiple performance obligations, the Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to each distinct performance obligation on a relative stand alone sales price ("SSP") basis. The Company determines the SSP by using the price charged for a deliverable when sold separately or uses management's best estimate of SSP for goods or services not sold separately using estimation techniques that maximize observable data points, including: internal factors relevant to its pricing practices such as costs and margin objectives; stand alone sales prices of similar products; pricing policies; percentage of the fee charged for a primary product or service relative to a related product or service; and customer segment and geography. Contracts with customers generally run between 1 month and 36 months. The payment terms and conditions in customer contracts are typically 30 days from completion of the performance obligation.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

The Company also enters into sales of clean energy efficient heating and air conditioning equipment with customers. The Company recognizes revenues for these sales after the equipment has been installed and inspected at the customer's location.

The Company has entered into significant cost-reimbursement contracts with customers in 2023 and 2022. The Company recognizes revenues as the Company incurs expenditures for the contract. Qualifying expenditures that have been incurred but are yet to be reimbursed are reported as accounts receivable in the accompanying consolidated balance sheets. Amounts received prior to incurring qualifying expenditures are reported as deferred revenue in the accompanying consolidated balance sheets.

The Company recognizes revenue both overtime (service contracts) and at a point in time (equipment sales) as follows:

| | Years ending December 31, | |
	2023	2022
Revenues earned over time	$ 89,529,635	$ 40,675,951
Revenues earned at a point in time	499,022	664,548
	90,028,657	41,340,499

Contract balances

Contract assets consist of accounts receivable and contract liabilities consist of deferred revenues. Contract assets and liabilities are summarized as follows:

| | Years ended December 31, | | |
	2023	2022	2021
Accounts receivable, net	$ 53,291,942	$ 17,723,249	$ 298,453
Contract Liabilities:			
Deferred revenue	$ 42,683,202	$ 10,376,785	$ 1,878,678

Other income

Other income mainly consists of grants from foundations or government programs to help fund fellowship/internship programs at the Company as well as incentive revenues from outside parties relating to projects or contracts the Company has engaged in. These revenues are not part of the Company's normal operations and future amounts are undeterminable.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Cash and cash equivalents
Cash and cash equivalents are maintained at several financial institutions located in the United States and are insured by the FDIC up to $250,000 at each institution. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. In the normal course of business, the cash and cash equivalents account balances at any given time may exceed insured limits. However, the Company has not experienced any losses in such accounts and does not believe it is exposed to significant risk in cash and cash equivalents.

Accounts receivable and allowance for credit losses
Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluation of customers' financial condition and the Company generally does not require collateral. At each balance sheet date, the Company evaluates the need for an expected allowance for credit losses. As necessary, the allowance for credit losses is updated at each balance sheet date to reflect any changes in credit risk since the receivable was initially recorded. The allowance for credit losses is calculated on a pooled basis where similar risk characteristics exist.

The allowance for credit losses is derived from a review of the Company's historical losses based on the aging of receivables. The estimate is adjusted for management's assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. The Company believes historical loss information is a reasonable starting point in which to calculate the expected allowance for credit losses as the Company's customer demographics have remained constant since the Company's inception. However, due to interest rates and inflation, among other economic indicators, the Company is anticipating higher than expected credit losses than have been incurred in the past. As a result, management has determined that its allowance for credit losses should be increased across all aging categories. In calculating the expected credit losses, the Company considers trade receivables from all customers as a homogeneous portfolio and, therefore, to measure the expected credit loss, they are grouped together. Based upon the information available, the Company believes an allowance of approximately $1,500,612 at December 31, 2023, is adequate. However, actual write-offs might exceed the recorded allowance.

The Company writes off receivables when there is information that indicates the debtor is facing significant financial difficulty and there is no possibility of recovery. If any recoveries are made from any accounts previously written off, they will be recognized as an offset to credit loss expense in the year of recovery. There were approximately write offs of $350,000 and $360,000 for the years ended December 31, 2023 and 2022, respectively.

Property and equipment
The Company's property and equipment consists of computer equipment. Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the computer equipment which is generally five years. Expenditures for renewals and betterments are capitalized while expenditures for repairs and maintenance are charged to operations as incurred. Upon sale or retirement, the related costs and accumulated depreciation are removed from the accounts and the related gain or loss is reflected in other income. Depreciation expense was approximately $8,653 and $1,045 for the years ended December 31, 2023 and 2022, respectively.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Construction in progress – sales-type leases
During the development and construction period of leased equipment, the assets are recorded on BlocPower as construction in progress. At the time of completion, the asset is contributed to the single member LLC that will lease the equipment to the customer.   The Company has not entered into any commitments with vendors for the construction of the leased equipment at December 31, 2023 and 2022 and is not required to use any specified vendor for construction.

Debt issuance costs
The Company accounts for debt issuance costs under ASU 2015-03, *"Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs"*. ES2 entered into a credit agreement in December 2020 and incurred debt issuance costs of $375,000. The debt issuance costs are stated at cost and are amortized over the term of the debt.

BlocPower entered into a loan agreement in October 2021 and incurred debt issuance costs of $45,853. The debt issuance costs are stated at cost and are amortized over the term of the debt. On September 20, 2022, the loan was repaid in full and the debt issuance costs were fully amortized.

During the period of January 4, 2021 to June 30, 2021, ES3 raised capital through an offering of unsecured Climate Impact Notes to various investors. This transaction incurred debt issuance costs of $50,688. During the period of January 18, 2022 to March 22, 2022, ES3 raised additional capital through a second round of offering of unsecured Climate Impact Notes to various investors. This transaction incurred debt issuance costs of $50,491. During the period of March 8, 2022 to April 30, 2022, ES3 raised additional capital through a third round of offering of unsecured Climate Impact Notes to various investors. This transaction incurred debt issuance costs of $40,940. During the period of March 1, 2023 to April 30, 2023, ES3 raised additional capital through a fourth round of offering of unsecured Climate Impact Notes to various investors. This transaction incurred debt issuance costs of $23,601. The debt issuance costs are stated at cost and are amortized over the term of the debt. The net unamortized debt issuance costs are shown as a deduction from the carrying amount of the debt on the accompanying consolidated balance sheets.

Deferred revenue
The Company records contract payments received as deferred revenue until the amounts are expended for the purpose of the contracts, at which time it is recognized as contract revenues.

Due to shareholder
At December 31, 2023, due to shareholder consists of advances or payments of $35,106 made on behalf of the Company by a shareholder, which have no set repayment terms. At December 31, 2022, due to shareholder consisted of advances or payments of $35,106 made on behalf of the Company by a shareholder, which have no set repayment terms as well as $700,000 due to a shareholder for the purchase of Common Stock during 2022 as further detailed in Note F for a total of $735,106 at December 31, 2022. The $700,000 was repaid in full in March 2023.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Leases
The Company leases office space and determines if an arrangement is a lease at inception. Sales-type finance leases are included in investment in lease on the accompanying consolidated balance sheets. Profit or loss from sales-type finance leases is recognized at lease inception.

The Company has elected to apply the short-term lease exemption to the office spaces leased. In 2023 and 2022, the Company has two leases for office space that qualify for the exemption. The short-term lease cost recognized during the years ended December 31, 2023 and 2022 was $509,880 and $189,000, respectively. The remaining lease payments due during the year ending December 31, 2024 are $294,880.

Advertising expenses
Advertising and promotional costs are expensed as incurred. The Company's advertising and promotional expenses were approximately $277,000 and $467,000 for the years ended December 31, 2023 and 2022, respectively, and is included in general and administrative expenses in the accompanying consolidated statements of operations.

Income taxes
Deferred income tax assets and liabilities arise from temporary differences associated with differences between the financial statement and tax basis of assets and liabilities, as measured by the enacted tax rates which are expected to be in effect when these differences reverse. The principal types of temporary differences between assets and liabilities for financial statement and tax return purposes are detailed in Note H.

The Company is taxed under the provisions of the Internal Revenue Code and applicable state tax laws. The Company files tax returns in the U.S. federal jurisdiction and in New York State. With few exceptions, as of December 31, 2023, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years ended prior to December 31, 2020. The tax returns for the years ended December 31, 2020 through 2023 are still subject to potential audit by the IRS and the taxing authorities in applicable states. Management of the Company believes it has no material uncertain tax positions and, accordingly, it has not recognized any liability for unrecognized tax benefits.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications
Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Adoption of new accounting standard – credit losses
In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were trade accounts receivable, retentions, and unbilled contracts.

The Company adopted the standard effective January 1, 2023. The impact of adoption was not considered material to the financial statements and primarily resulted in enhanced disclosures only.

Subsequent events
The Company has conducted an evaluation of potential subsequent events occurring after the balance sheet date through April 30, 2024, which is the date the financial statements are available to be issued. No subsequent events requiring disclosure were noted except for those discussed in Note E and Note J.

NOTE B: ALLOWANCE FOR CREDIT LOSSES FOR ACCOUNTS RECEIVABLE AND SALES-TYPE LEASES

The allowance for credit losses for accounts receivable and sales-type leases are as follows at December 31, 2023:

	Accounts receivable	Sales-type leases
Beginning balance	$ 1,034,969	$ 25,288
Provision for expected credit losses	815,676	704,509
Write-offs	(350,033)	(360,032)
Recoveries	-	-
Ending balance	$ 1,500,612	$ 369,765

NOTE C: INVESTMENT IN SALES-TYPE LEASES

The Company is the lessor of clean energy efficient heating and air conditioning equipment under various sales-type leases expiring through 2043. At the time of recognition of the sales-type leases, a loss on investment in leases of $359,248 and $199,972 for the years ended December 31, 2023 and 2022, respectively, were recognized and are included in the accompanying consolidated statements of operations. The leases are due in monthly installments ranging from $20 to $4,600 including interest at rates from 0% to 7.5% with subsequent annual increases throughout the lease term. Financing revenue is recognized using the effective interest rate method over the lease term. Components of the net investment in sales-type leases are as follows:

| | | December 31, | |
		2023	2022
Total minimum lease payments		$ 5,788,722	$ 3,420,517
Less: Allowance for uncollectibles		369,765	25,288
Net minimum lease payments receivable		5,418,957	3,395,229
Less: Unearned income		1,265,940	589,781
Plus: Interest income receivable include in net investment		62,693	9,098
	Net	$ 4,215,710	$ 2,814,546

Minimum future lease payments to be received on sale-type leases as of December 31, 2023 are approximately as follows:

Years ending December 31,	Amount
2024	$ 633,743
2025	385,758
2026	389,775
2027	393,838
2028	397,946
Thereafter	3,587,662
	$ 5,788,722

NOTE D: LINE OF CREDIT

On January 11, 2021, BlocPower entered into a $500,000 line of credit with a bank which bore interest at 2.50% available through January 2022. The line of credit was not renewed in January 2022 and the balance was repaid in full.

NOTE E: LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,	
	2023	2022
BlocPower		
Loan agreement with an investment company entered into on September 19, 2022, which makes available to the Company a loan in the amount of $130,000,000 through October 28, 2024. The maximum outstanding principal balance of the loan is the lesser of $12,000,000 or the advance rate as defined in the agreement. The loan bears interest at the Secured Overnight Financing Rate plus 3.25% per annum (effective rate of 8.5% at December 31, 2023). [1]	$ 684,946	$ 3,665,020
ES1		
Credit agreement with an investment company entered into on December 23, 2019 which allows for term loans to be drawn in order to finance projects relating to the development of air-source heat pump and/or cooling systems and related installation, up to a maximum aggregate principal amount of $1,000,000. The aggregate borrowings accrue interest at a fixed interest rate of 8.50% per annum which requires monthly payments of approximately $4,300 through June 2030. Secured by all assets of ES1. [2]	487,927	535,198
ES2		
Credit agreement with an investment company entered into on December 10, 2020. The agreement allows for term loans to be drawn to finance equipment and installation costs for energy efficiency retrofits to be installed in commercial, residential and community buildings, up to an aggregate principal amount of $10,000,000 through December 10, 2023. Credit agreement requires quarterly payments of accrued interest on the loan with the principal due at the loan maturity date of December 10, 2032. The Company has the ability to request that the lender increase its loan commitment to a maximum of $50,000,000 provided certain criteria are met. The aggregate borrowings accrue interest at a fixed interest rate of 8.50%; this rate can be reduced to 7.75% in certain circumstances if the Company maintains a stipulated debt service coverage ratio. Quarterly payments of principal and interest based on outstanding borrowings at December 31, 2023 are expected to be $86,214. ES2 has pledged all of its assets as collateral in the event of default. [2,4]	2,154,029	945,917
Balance forward	3,326,902	5,146,135

NOTE E: LONG-TERM DEBT, Cont'd

	December 31,	
	2023	2022
Balance forward	$ 3,326,902	$ 5,146,135

ES3

Promissory note with a foundation entered into on November 30, 2021 for $100,000 due in annual installment payments of $12,330 beginning on December 31, 2022 through December 31, 2031. The promissory note accrues interest at a fixed rate of 4.0% per annum.

83,009   91,671

Loan agreement with an investment company entered into on February 28, 2022. The agreement allows for $500,000 to be drawn on June 8, 2022 due in monthly payments of $4,071 beginning on January 1, 2023 through January 31, 2038. The loan accrues interest starting January 1, 2023 at a fixed rate of 5.5% per annum. [3]

478,101   500,000

Multiple subscription agreements with various investors on May 28, 2021 in which unsecured debt notes, Climate Impact Notes, were offered and sold at various dollar amounts up to a maximum aggregate principal balance of $1,000,000. The aggregate borrowings accrue interest at a fixed interest rate of 5.50% per annum, which requires annual payments of $115,728 of principal and interest to be made each May through May 2033.

872,180   936,389

Multiple subscription agreements with various investors on January 3, 2022 in which unsecured debt notes, Climate Impact Notes, were offered and sold at various dollar amounts up to a maximum aggregate principal balance of $1,000,000. The aggregate borrowings accrue interest at a fixed interest rate of 5.50% per annum, which requires annual payments of $116,008 of principal and interest to be made each March through March 2034.

937,863   999,820

	2023	2022
Balance forward	5,698,055	7,674,015

NOTE E: LONG-TERM DEBT, Cont'd

	December 31,	
	2023	2022
Balance forward	$ 5,698,055	$ 7,674,015
ES3		
Multiple subscription agreements with various investors on March 8, 2022 in which unsecured debt notes, Climate Impact Notes, were offered and sold at various dollar amounts up to a maximum aggregate principal balance of $2,000,000. The aggregate borrowings accrue interest at a fixed interest rate of 5.50% per annum, which requires annual payments of $93,844 of principal and interest to be made each May through May 2034.	759,440	808,800
Multiple subscription agreements with various investors on March 8, 2023 in which unsecured debt notes, Climate Impact Notes, were offered and sold at various dollar amounts up to a maximum aggregate principal balance of $3,150,000. The aggregate borrowings accrue interest at a fixed interest rate of 6.50% per annum, which requires annual payments of $57,854 of principal and interest to be made each May through May 2035.	472,012	-
	6,929,507	8,482,815
Less unamortized debt issuance costs	422,312	442,857
Less current portion of long-term debt	1,103,814	269,490
	$ 5,403,381	$ 7,770,468

NOTE E: LONG-TERM DEBT, Cont'd

At December 31, 2023, maturities of long-term debt are as follows:

Years ending December 31,	Amount
2024	$ 1,103,814
2025	490,946
2026	526,237
2027	563,812
2028	604,118
Thereafter	3,640,580
	$ 6,929,507

1   The loan agreement requires compliance with certain covenants. At December 31, 2023, the Company was in compliance with all such covenants.
2   The credit agreement includes certain restrictive covenants. At December 31, 2023, the Company was in compliance with all such covenants.
3   The loan agreement includes certain restrictive covenants. At December 31, 2023, the Company was in compliance with all such covenants.
4   In January 2024, the Company had a draw of approximately $295,000 on the credit agreement. In March 2024, the Company had a draw of approximately $3,928,000 on the credit agreement. The subsequent borrowings have not been reflected in the future maturities of long-term debt table above.

NOTE F: SHAREHOLDERS' EQUITY

Common stock
At December 31, 2023 and 2022, there were 10,603,490 shares of Class A common stock authorized and there were 2,333,334 shares issued and outstanding of Class A common stock. At December 31, 2023 and 2022, there were 2,300,500 shares of Class B common stock authorized and there were no shares issued and outstanding of Class B common stock. In December 2022, there was a second amendment to the Amended and Restated Certificate of Incorporation which increased the authorized number of Class A common stock from 7,416,088 to 10,603,490 and Class B common stock from 1,535,403 to 2,300,500. The holders of the Class A common stock are entitled to one vote for each share of Class A common stock and are subject to and qualified by the rights, powers and preferences of the holders of preferred stock. The holders of the Class B common stock have no voting rights, except as required by law. Upon liquidation, dissolution, or winding up of the Company, after payment of all preferential amounts required to be paid to the holders of preferred stock, the remaining assets available for distribution to the stockholders will be distributed among the common stockholders pro rata based on the number of shares held.

On December 28, 2022, the Company entered into a stock redemption agreement with a shareholder to purchase 333,333 shares of Class A common stock for $1,000,000. $300,000 of the amount due was paid at the time of the agreement and the remaining $700,000 was paid in March 2023.

NOTE F: SHAREHOLDERS' EQUITY, Cont'd

Convertible preferred stock

On September 11, 2020, the Company entered into a Series A Preferred Stock Purchase Agreement with various parties. As part of the purchase agreement the Company agreed to sell and issue to each purchaser Series A-1 preferred stock for $4.0274 per share, Series A-2 preferred stock for $2.3798 per share, and Series A-3 preferred stock for $3.2219 per share.   1,872,169 shares of Series A-1 preferred stock were purchased as part of this agreement. As part of the agreement the Company converted a note payable and all related unpaid accrued interest totaling $38,178 to an Organization for 9,479 shares of Series A-1 preferred stock.   The Company had entered into various Simple Agreements for Future Equity ("SAFE") notes during the year ended December 31, 2019 and during 2020 which were converted into Series A-2 and A-3 preferred stock as part of the purchase agreement. $610,000 of SAFE notes were converted to 256,322 Series A-2 preferred stock shares and $4,675,000 of SAFE notes were converted to 1,451,198 Series A-3 preferred stock shares.

On December 21, 2022, the Company entered into a Series B Preferred Stock Purchase Agreement with various parties. As part of the purchase agreement the Company agreed to sell and issue to each purchaser Series B-1 preferred stock for $17.29 per share, Series B-2 preferred stock for $13.83 per share, and Series B-3 preferred stock for $4.71 per share.   520,532 shares of Series B-1 preferred stock were purchased as part of this agreement. 788,625 shares of Series B-2 were purchased as part of this agreement. 953,140 shares of Series B-3 were purchased as part of this agreement. The Company had entered into various Simple Agreements for Future Equity ("SAFE") notes during the year ended December 31, 2021 and during 2022 which were converted into Series B-2 and B-3 preferred stock as part of the purchase agreement. $10,906,681 of SAFE notes were converted to 788,625 Series B-2 preferred stock shares and $4,489,288 of SAFE notes were converted to 953,140 Series B-3 preferred stock shares.

On August 29, 2023, the Company entered into a SAFE note with an outside party for $500,000 which can be converted to SAFE preferred stock, with a discount rate of 80%, at the discretion of the Company. The Company has not converted the SAFE note as of the report date.

Series A-1

At December 31, 2023 and 2022, there were 2,234,687 shares of voting preferred stock authorized and 1,881,648 shares issued and outstanding. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series A-1 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-1 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series A-1 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series A-1 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series A-1 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series A-1 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

NOTE F: SHAREHOLDERS' EQUITY, Cont'd

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, A-3, B-1, B-2, and B-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

Series A-2
At December 31, 2023 and 2022, there were 256,322 shares authorized, issued and outstanding of Series A-2 preferred stock. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series A-2 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-2 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series A-2 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series A-2 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series A-2 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series A-2 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, A-3, B-1, B-2, and B-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

Series A-3
At December 31, 2023 and 2022, there were 1,451,198 authorized, issued and outstanding shares of Series A-3 preferred stock. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series A-3 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-3 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series A-3 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series A-3 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series A-3 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series A-3 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

NOTE F: SHAREHOLDERS' EQUITY, Cont'd

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, A-3, B-1, B-2, and B-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

Series B-1
At December 31, 2023 and 2022 there were 1,511,220 shares of voting preferred stock authorized and 677,943 and 520,532 shares issued and outstanding respectively. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series B-1 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B-1 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series B-1 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series B-1 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series B-1 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series B-1 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, A-3, B-1, B-2, and B-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

Series B-2
At December 31, 2023 and 2022, there were 788,631 shares of voting preferred stock authorized and 788,625 shares issued and outstanding. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series B-2 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B-2 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series B-2 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series B-2 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series B-2 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series B-2 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

NOTE F: SHAREHOLDERS' EQUITY, Cont'd

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, A-3, B-1, B-2, and B-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

Series B-3
At December 31, 2023 and 2022, there were 953,949 shares of voting preferred stock authorized and 953,140 shares issued and outstanding. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series B-3 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B-3 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series B-3 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series B-3 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series B-3 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series B-3 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, A-3, B-1, B-2, and B-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

NOTE G: STOCK OPTIONS

The Company's 2014 Stock Plan (the "Plan") was approved by the Board of Directors in 2014. Under this Plan which was most recently amended on September 11, 2020, the maximum number of shares to be issued is 1,535,403 of Class B Common Shares. At December 31, 2023 and 2022, there were no stock options outstanding under this Plan. The exercise price of an incentive stock option cannot be less than the fair market value of the common stock on the date granted and the term of an incentive stock option is limited to ten years. The exercise price of a non-statutory stock option shall be such price as is determined by the Board of Directors, provided that, if the per share exercise price is less than 100% of the fair market value of the common stock on the date granted, it shall otherwise comply with all applicable laws and the term of a nonqualified stock option is limited to ten years.

On December 10, 2020 the Company issued warrants for 124,149 shares of Series A-1 Preferred Stock at a price of $4.03 per share. The warrants expire December 9, 2030.

NOTE H: INCOME TAXES

In past years, the Company has incurred operating losses which have not resulted in recorded tax benefits. The amount of net operating loss carryforwards to be used in any one year may be limited by certain provisions of the Internal Revenue Code. The Company also has state net operating loss carryforwards available, the utilization of which may be similarly limited. At December 31, 2023, the Company has federal and state net operating loss carryforwards of approximately $31,000,000 which can be carried forward indefinitely. The Company has established a full valuation allowance with respect to these federal and state loss carryforwards.

The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 8,900,000	$ 7,600,000
Valuation allowance for net deferred tax assets	(8,900,000)	(7,600,000)
	$ -	$ -

NOTE I: MAJOR CUSTOMERS AND VENDORS

During the years ended December 31, 2023 and 2022, the Company had revenue from customers which accounted from more than 10% of total revenues as follows:

	December 31,	
	2023	2022
Customer A	36%	50%
Customer B	57%	41%

* Less than 10% of revenues

Accounts receivable from the major customers amounted to approximately 99% and 93% at December 31, 2023 and 2022, respectively.

There were no major vendors in 2023 or 2022.

NOTE J: MANAGEMENTS PLAN

The Company incurred a net loss of $7,179,680 during the year ended December 31, 2023, and has an accumulated deficit of $33,940,384. However, the Company saw a significant increase in total revenue from 2022 to 2023 and growth across all business lines. In 2023, the Company was able to raise approximately $2.5 million dollars in equity from a new investor. This investor invested an additional $5 million in April 2024.

The problem BlocPower is addressing remains large: the commercial building sector, of which the great majority are small buildings, consumes about 20-30% of all U.S. energy. Decarbonizing or electrifying these buildings by the removal of fossil fuels is both a significant opportunity and a significant challenge. Extrapolating to the dozens of major cities and thousands of other cities yields a cost potentially in the trillions of dollars to electrify all the buildings in the United States.

Other large business drivers include the federal Inflation Reduction Act (IRA) incentives for LMI multifamily buildings, a key BlocPower customer base, encouragingly, the first state IRA program in the US was recently approved in New York State. In addition, approximately $14 billion is being allocated for decarbonization projects by the US Environmental Protection Agency Greenhouse Gas Reduction Fund.

These factors, along with other tailwinds are driving interest in BlocPower's business and value proposition from investors and other stakeholders. BlocPower has developed an end-to-end platform by identifying gaps and providing solutions with the following business lines: a) BlocMaps software / program management; b) project installation / financing; and c) workforce training.

BlocPower management has responded by working to position the business for growth with additional detail below. Management is planning an additional equity raise in 2024, to further these initiatives and fund operations.

1) Expansion of project size – BlocPower is pursuing a number of projects over $10 million which was generally not the case previously. These projects benefit from incentives and other factors.
2) Expanded project type – BlocPower continues to focus on small commercial and multifamily projects, in some cases these prospects are more interested in starting with other electrification scopes of work, including EV charging or solar, which BlocPower can also help execute and / or finance. The Company believes these projects will position BlocPower for future work as a building's needs evolve.
3) Additional financing capabilities – BlocPower is exploring additional, in some cases more focused, project financing capabilities that may reduce project costs.
4) Better project control – to reduce project costs and increase project control, BlocPower is exploring partnerships and potential vertical integration with local contractors.
5) Artificial intelligence – BlocPower is looking to incorporate advanced technologies into BlocMaps and other offerings to help accelerate project identification and execution.
6) Deeper management and broader team – to help move these efforts along, BlocPower has strengthened the management and overall team in the finance, construction, program management, and workforce areas,

BlocPower sees additional market growth over time driven by the high cost of fossil fuels, aging HVAC equipment, decarbonization goals and mandates and increased incentives, including state, local, utility and those from the IRA.

Management believes the additional amounts raised combined with additional contracts will allow the Company to expand its business and fund operations for at least the next twelve months.

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

OTHER CONSOLIDATING FINANCIAL INFORMATION

INDEPENDENT AUDITOR'S REPORT ON CONSOLIDATING FINANCIAL INFORMATION

Shareholders
BlocPower Public Benefit Corporation and Subsidiaries

We have audited the consolidated financial statements of BlocPower Public Benefit Corporation and Subsidiaries as of and for the years ended December 31, 2023 and 2022 and we have issued our report thereon dated April 30, 2024, which contained an unmodified opinion on those consolidated financial statements. Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The 2023 consolidating financial information hereinafter is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
April 30, 2024

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS

ASSETS	BlocPower Public Benefit Corp	BlocPower LLC	BlocPower Energy Services 1 LLC	BlocPower Energy Services 2 LLC	BlocPower Energy Services 3 LLC	BuildingBloc LLC	Eliminations	Consolidated Totals December 31, 2023	2022
CURRENT ASSETS									
Cash and cash equivalents	$ 20,176,674	$ 1,600,753	$ 285,508	$ 314,443	$ 176,891	$ 163,181	$ -	$ 22,717,450	$ 21,876,548
Accounts receivable, net	(150,000)	53,091,537	-	-	350,405	-	-	53,291,942	17,723,249
Net investment in sales-type leases	-	-	330,709	93,729	118,335	-	-	542,773	194,918
Prepaid expenses	-	1,596,339	-	-	6,480	-	-	1,602,819	402,475
TOTAL CURRENT ASSETS	20,026,674	56,288,629	616,217	408,172	652,111	163,181	-	78,154,984	40,197,190
PROPERTY AND EQUIPMENT									
Computer equipment	-	47,299	-	-	-	-	-	47,299	31,791
	-	47,299	-	-	-	-	-	47,299	31,791
Less accumulated depreciation	-	(9,698)	-	-	-	-	-	(9,698)	(1,045)
	-	37,601	-	-	-	-	-	37,601	30,746
OTHER ASSETS									
Construction in progress - sales-type leases	-	-	53,875	1,751,472	1,325,756	-	-	3,131,103	2,802,443
Net investment in sales-type leases, net of allowance for credit losses	-	-	1,866,552	891,426	914,959	-	-	3,672,937	2,619,628
Other assets	-	14,047	-	-	-	-	-	14,047	43,500
Due to/from related parties	12,577,437	(12,338,357)	(311,608)	(671,570)	891,442	(147,344)	-	-	-
Investment in subsidiaries	6,585,413	2,505,949	-	-	-	-	(9,091,362)	-	-
	19,162,850	(9,818,361)	1,608,819	1,971,328	3,132,157	(147,344)	(9,091,362)	6,818,087	5,465,571
	$ 39,189,524	$ 46,507,869	$ 2,225,036	$ 2,379,500	$ 3,784,268	$ 15,837	$ (9,091,362)	$ 85,010,672	$ 45,693,507

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS, Cont'd

LIABILITIES AND SHAREHOLDERS' EQUITY	BlocPower Public Benefit Corp	BlocPower LLC	BlocPower Energy Services 1 LLC	BlocPower Energy Services 2 LLC	BlocPower Energy Services 3 LLC	BuildingBloc LLC	Eliminations	Consolidated Totals December 31, 2023	2022
CURRENT LIABILITIES									
Current portion of long-term debt	$ -	$ 684,946	$ 51,395	$ 123,920	$ 243,553	$ -	$ -	$ 1,103,814	269,490
Accounts payable	14,235	5,156,934	1,543	271,054	230,815	-	-	5,674,581	6,386,538
Accrued expenses	-	25,123,977	1,230	-	118,633	-	-	25,243,840	11,135,692
Deferred revenue	-	42,684,547	-	(1,345)	-	-	-	42,683,202	10,376,785
TOTAL CURRENT LIABILITIES	14,235	73,650,404	54,168	393,629	593,001	-	-	74,705,437	28,168,505
OTHER LIABILITIES									
Long-term debt, net of unamortized debt issuance costs	-	-	436,532	1,748,859	3,217,990	-	-	5,403,381	7,770,468
Due to shareholder	-	35,018	-	-	-	-	-	35,018	735,106
	-	35,018	436,532	1,748,859	3,217,990	-	-	5,438,399	8,505,574
SHAREHOLDERS' EQUITY									
Class A common stock, $.00001 par value	27	-	-	-	-	-	-	27	27
Series A-1 preferred stock, $.00001 par value	19	-	-	-	-	-	-	19	19
Series A-2 preferred stock, $.00001 par value	3	-	-	-	-	-	-	3	3
Series A-3 preferred stock, $.00001 par value	15	-	-	-	-	-	-	15	15
Series B-1 preferred stock, $.00001 par value	7	-	-	-	-	-	-	7	5
Series B-2 preferred stock, $.00001 par value	8	-	-	-	-	-	-	8	8
Series B-3 preferred stock, $.00001 par value	10	-	-	-	-	-	-	10	10
Additional paid-in capital	39,299,631	-	-	-	-	-	-	39,299,631	36,780,045
SAFE note convertible	500,000	-	-	-	-	-	-	500,000	-
Capital contributions - related parties	-	6,585,413	1,505,612	523,495	476,842	-	9,091,362	-	-
Accumulated deficit	375,569	(33,762,966)	228,724	(286,483)	(503,565)	15,837	-	(33,932,884)	(26,760,704)
	40,175,289	(27,177,553)	1,734,336	237,012	(26,723)	15,837	9,091,362	5,866,836	10,019,428
Treasury stock	(1,000,000)	-	-	-	-	-	-	(1,000,000)	(1,000,000)
	39,175,289	(27,177,553)	1,734,336	237,012	(26,723)	15,837	9,091,362	4,866,836	9,019,428
	$ 39,189,524	$ 46,507,869	$ 2,225,036	$ 2,379,500	$ 3,784,268	$ 15,837	$ 9,091,362	$ 85,010,672	$ 45,693,507

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF OPERATIONS

	BlocPower Public Benefit Corp	BlocPower LLC	BlocPower Energy Services 1 LLC	BlocPower Energy Services 2 LLC	BlocPower Energy Services 3 LLC	BuildingBloc LLC	Eliminations	Consolidated Totals December 31, 2023	2022
Revenues:									
Contract and equipment revenues	$ -	$ 90,028,657	$ -	$ -	$ -	$ -	$ -	$ 90,028,657	$ 41,340,499
Sales-type lease revenues	-	-	154,530	916,175	743,406	-	-	1,814,111	1,937,552
Interest revenue - sales-type leases	-	-	76,163	18,870	35,578	-	-	130,611	60,198
GROSS REVENUE	-	90,028,657	230,693	935,045	778,984	-	-	91,973,379	43,338,249
Cost of revenue									
Contracts	-	81,970,389	-	-	-	-	-	81,970,389	40,819,592
Sales-type leases	-	-	307,823	925,075	940,461	-	-	2,173,359	2,137,524
	-	81,970,389	307,823	925,075	940,461	-	-	84,143,748	42,957,116
GROSS PROFIT (LOSS)	-	8,058,268	(77,130)	9,970	(161,477)	-	-	7,829,631	381,133
General and administrative expenses	93,934	16,224,381	338,472	21,242	147,082	500	-	16,825,611	14,214,593
LOSS FROM OPERATIONS	(93,934)	(8,166,113)	(415,602)	(11,272)	(308,559)	(500)	-	(8,995,980)	(13,833,460)
Other income (expense):									
Other income	-	962,530	750,437	103,375	219,275	-	-	2,035,617	359,938
Interest income	547,687	-	2	39	80,167	-	(56,225)	571,670	9,807
Interest expense	-	(427,010)	(49,450)	(99,209)	(206,126)	-	56,225	(725,570)	(580,500)
	547,687	535,520	700,989	4,205	93,316	-	-	1,881,717	(210,755)
INCOME (LOSS) BEFORE TAXES	453,753	(7,630,593)	285,387	(7,067)	(215,243)	(500)	-	(7,114,263)	(14,044,215)
Income and franchise tax expense	33,321	23,693	50	50	803	-	-	57,917	37,207
NET INCOME (LOSS)	$ 420,432	$ (7,654,286)	$ 285,337	$ (7,117)	$ (216,046)	$ (500)	$ -	$ (7,172,180)	$ (14,081,422)

Appendix 4 – Material Information



























13:08
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Electrify Everything
United States
$250 k
8 %
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After the success of our offering, Electrify America's Buildings, we're excited to continue building smarter, greener, and healthier communities for all with your support.
At BlocPower, we're committed to ensuring that the transition to a clean energy economy is equitable for everyone, especially in under-resourced and historically marginalized communities.
Your contributions will help us close funding gaps, kickstart projects, and see them through to completion.
Whether it's installing electric heating in senior centers in Ithaca, NY, or bringing cooling systems to low-income residents in Denver, your support enables us to address climate injustice and democratize access to clean energy.
Join us in powering the future today.
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BlocPower
BlocPower is a climate technology company decarbonizing aging buildings and homes na...
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The investment offering profile is based entirely upon the Issuer's representations. Prior results do not guarantee future success. Images and videos are provided by the issuer.



























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ABOUT | FINANCIAL | Discussion

Funding closes on November 11, 2024

0% - $0 of goal committed

8 % Annual interest	**7 years** Term
$250 k Goal	**0** Investors

Financial Details

BlocPower Energy Services 3 LLC is issuing Climate Impact Notes. The Notes are senior and unsecured, with a fixed interest rate of 8% per year paid semi-annually for the 7-year

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BlocPower Energy Services 3 LLC is issuing Climate Impact Notes. The Notes are senior and unsecured, with a fixed interest rate of 8% per year paid semi-annually for the 7-year term.

For each of the 14 semi-annual payments, the investor will receive the same flat payment, including interest due plus repayment of a portion of their principal. The first payment will start 6 months from the Issuance Date.

The investment can be repaid early with a 10% penalty.

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Form C
Form C of Electrify Everything

Project Summary
Project Summary of Electrify Everything

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